LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

June 17, 2022

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
RiverNorth SPAC Focus ETF (the “Fund”)
File Nos. 333-215588 and 811-23226

Dear Ms. Lithotomos:

This correspondence responds to the comments that the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 184 to the Trust’s Registration Statement on Form N-1A filed April 11, 2022 (SEC Accession No. 0000894189-22-002575) (the “Amendment”).

For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Fees and Expense Table and Example Information

1.Comment: Please provide a completed a fee table and expense example at least five days in advance of the Fund’s effectiveness.

Response: The completed fee table and expense example have been included as Appendix A to this correspondence.

2.Comment: With respect to the “Principal Investment Strategy” section,

a) will the Fund seek pre-combination SPACs that plan to search for target companies in a particular sector or industry? If so, please disclose.

b) please explain what actions the Fund will take if pre-combination SPACs held by the Fund end up merging with companies that are in the same industry which could cause the Fund to violate its concentration policy.

Response: The Trust responds as follows:

a)    The Fund will not seek to invest in pre-combination SPACs because they plan to invest in target companies in a particular industry.

b)     As disclosed in the Prospectus, the Fund generally intends to sell its shares of a SPAC prior to the completion of a Combination if they are trading at a premium in which case the Fund would not have an interest in the merged company. If, however, the Fund does not sell its shares prior to a Combination and the completion of the Combination would cause the Fund to hold a concentrated position in a particular industry in violation of its concentration policy, the Fund would not participate in the Combination.

3.Comment: With respect to the “Principal Investment Strategy” section,

a) please explain supplementally to the Staff why it is appropriate for an open-end fund to invest in SPACs given the potential illiquidity of such investments.

b) please explain supplementally to the Staff how SPACs fit into the Fund’s liquidity risk management program, specifically how the Adviser’s liquidity risk manager classifies SPACs.

Response: a) Currently, the largest 25 pre-combination SPACs as measured by market capitalization, have an average market capitalization of over $1.2 billion, and an average daily trading volume of approximately 3.3 million shares and the next largest 25 pre-combination SPACs as measured by market capitalization, have an average market capitalization of over $550 million, and an average daily trading volume of approximately 1.25 million shares. Such criteria are expected to result in the Fund only including SPACs that have sufficient liquidity to make them an appropriate investment for an open-end fund.

b) Although the Trust and Adviser have adopted liquidity risk management programs with respect to the Fund, the Fund is an in-kind ETF and therefore pursuant to Rule 22e-4 its portfolio investments are not required to be classified as part of a liquidity risk management program. However, if the Fund were subject to the classification requirement, the Trust generally expects that most, if not all, of the SPACs held by the Fund would be classified as highly-liquid. The Trust further confirms that the Fund will not acquire any illiquid investment if, immediately after the acquisition, the Fund would have more than 15% of its net assets invested in illiquid investments.

4.Comment: Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser and Sub-Adviser consider the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
5.Comment: Please provide the status of the Adviser’s exemptive order.

Response: The Adviser has declined to pursue the Manager of Managers exemptive relief. As such, all references to such exemptive relief have been removed from the registration statement.

*	*	*

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 336-9563 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary

Appendix A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.89%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.89%

1 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$91	3 Years:	$284
4